Exhibit 2

Second Quarter 2007 Highlights

•                  Revenue in the second quarter of 2007 rose by 25% to $44.5 million compared to $35.5 million in the second quarter of 2006. Palladium revenue of $21.9 million increased by 47% while by-product metal revenue of $22.6 million improved by 10%. For the six months, revenue was $112.9 million, an increase of 69%, compared to the 2006 revenue of $67.0 million.

•                  Operating cash flow for the quarter (before changes in non-cash working capital)(1) improved by $13.9 million to $12.9 million compared to cash used in operations of $1.0 million in 2006.

•                  The net loss for the quarter was $9.1 million or $0.17 per share compared to a net loss of $11.3 million or $0.22 per share in the same period last year. For the six months, the net loss was $3.6 million or $0.07 per share compared to a net loss of $15.5 million or $0.30 per share in 2006.

•                  Cash cost per ounce of palladium produced,1net of by-product metal revenues and royalties, were US$242 in Q2 2007 compared to US$219 in Q2 2006 due in part to the strengthening Canadian dollar.

•                  Palladium sales in the quarter were recorded at US$365 per oz compared to US$310 per oz in the comparable quarter last year, while by-product metal prices also realized considerable gains. Palladium accounted for 49% of the quarters total revenues while nickel continued to be an important revenue source at 21% of revenue, despite softening prices.

•                  Spot palladium prices during the quarter averaged US$370 per oz compared to US$346 per oz in the comparable quarter of 2006. The Company’s performance is highly correlated to prevailing  palladium prices and by-product metal prices as it continues to sell all its metal production intothe spot markets.

(1) Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

Management’s Discussion and Analysis

The following is management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three month and six month period ended June 30, 2007, compared to those of the respective period in prior years. This MD&A has been prepared as of August 7th, 2007 and is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2007 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should also be read in conjunction with the annual audited consolidated Financial Statements for the three years ended December 31, 2006, the related annual MD&A included in the 2006 annual report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All amounts are in Canadian dollars unless otherwise noted.

KEY RESULTS

Operating Results

	Three Months		Six Months
	ended		ended
	June 30		June 30
	2007	2006	2007	2006*
Palladium (oz)	66,651	57,326	145,455	104,341
Payable Palladium (oz)	60,985	52,171	133,091	94,955
Platinum (oz)	5,904	5,487	12,767	10,184
Gold (oz)	4,739	4,200	9,630	7,815
Copper (lbs)	1,310,484	1,258,978	2,680,597	2,472,372
Nickel (lbs)	716,096	619,276	1,528,482	1,235,313
Ore Tonnes Milled	1,244,067	1,101,543	2,532,607	2,227,253
Ore Tonnes Mined – Underground	194,858	193,752	396,079	297,297
Ore Tonnes Mined – Open Pit	1,082,742	920,997	2,280,764	1,979,940
Waste Tonnes Mined – Open Pit	1,897,143	2,563,092	3,754,062	4,946,421
Waste Strip Ratio	1.75:1	2.78:1	1.65:1	2.50:1

* Metal production and tonnes milled includes pre-production activities from the underground mine that was not recorded as revenue but rather offset against the underground mine’s capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

Financial Results

(thousands of dollars except per share amounts)

	2005		2006				2007
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Revenue from metal sales	17,247	25,609	31,492	35,519	41,431	50,758	68,439	44,495
Cash flow from operations, prior to changes in non-cash working capital*	(14,956)	(7,055)	(260)	(965)	2,715	8,422	23,037	12,865
Exploration expense	1,721	3,701	2,024	2,659	2,576	4,572	3,228	798
Net income (loss)	(19,610)	(11,037)	(4,141)	(11,325)	(11,247)	(7,396)	5,507	(9,066)
Basic net income (loss) per share	(0.37)	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)	0.10	(0.17)
Fully diluted net income (loss) per share	(0.38)	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)	0.10	(0.17)

* Includes exploration expense. Certain prior period amounts have been reclassified to conform to a classification adopted in the current period.

RESULTS OF OPERATIONS

The Company earned revenues of $44.5 million for the three months ended June 30, 2007 compared to revenues of $35.5 million for the corresponding period in 2006. The improvement in operating results compared to 2006 is primarily due to higher production of palladium (16% increase) and by-product metals as well as higher average realized prices for palladium and some by-product metals. This was offset by a stronger Canadian dollar, which strengthened against the U.S. dollar to $0.94 at June 30, 2007 compared to $0.90 at June 30, 2006 and $0.86 at March 31, 2007.

Sales of metals in concentrate are recognized in revenue when concentrate is delivered to a third party smelter for treatment. However, final pricing is not determined until the refined metal is sold which can be up to six months later. Accordingly, revenue in a quarter is based on current US dollar denominated commodity prices and foreign exchange rates for sales occurring in the quarter and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. Effective April 1, 2007, the amount of the final pricing adjustments recognized on any commodity price changes will also be reduced by any price participation deductions as provided for in the Company’s smelting and refining agreement. In the second quarter of 2007, revenues were reduced by negative adjustments of $8.9 million ($2.4 million due to negative price adjustments and $6.5 million due to a negative foreign exchange adjustment) compared with a negative adjustment in the second quarter of 2006 of $1.2 million ($0.6 million positive price adjustment and $1.8 million negative foreign exchange adjustment).

Revenue in the second quarter of 2007 from the sale of palladium was $21.9 million (49% of total revenue) compared to $14.9 million (42% of total revenue) in 2006. For the three months ended June 30, 2007, palladium sales were recorded at US$365 per ounce in comparison to US$310 in the corresponding period in 2006.

Revenue from by-product metal sales increased by 10% to $22.6 million in the three months ended June 30, 2007 compared to $20.6 million in the second quarter of 2006. Higher by-product metal revenues are a reflection of increased production and improved commodity prices but this was somewhat offset by the strengthening Canadian dollar. By-product metal prices recorded during the second quarter of 2007 compared to the first quarter of 2007 were mixed, with improvements seen in platinum (2%) and copper (10%) and reductions in gold (1%) and nickel (18%). For the current six-month period, total by-product revenues increased by 70% to $60.0 million, as compared to $35.3 million in 2006. In particular, nickel sales represented 21% of total revenue in the current quarter and 25% for the first six months of 2007, up from 18% and 17% for the corresponding periods in 2006. Prices recorded for by-product metals in Q2 2007 versus Q2 2006 were: platinum at US$1,273 per oz. (2006 - US$1,223), nickel at US$16.24 per lb (2006 - US$9.64), gold at US$654 per oz. (2006 - US$613) and copper at US$3.41 per lb (2006 - US$3.37).

During the three months ended June 30, 2007, 194,858 tonnes of ore were extracted from the Lac des Iles underground mine, with an average palladium grade of 5.36 grams per tonne, compared to 193,752 tonnes with an average palladium grade of 5.49 grams per tonne during the same period last year. For the six months ended June 30, 2007, underground production was 396,079 tonnes at an average palladium grade of 5.71 grams per tonne. Comparisons against the first half of 2006 are not meaningful as the underground mine only achieved commercial production in the second quarter of 2006. In the Lac des Iles open pit operation, 1,082,742 tonnes of ore were extracted with an average palladium grade of 1.74 grams per tonne for the three months ended June 30, 2007, compared to 920,997 tonnes at an average palladium grade of 1.66 grams per tonne. Over this period, the strip ratio substantially improved to 1.75:1, compared to 2.78:1 in the same period for 2006. For the six months ended June 30, 2007 the strip ratio improved to 1.65:1 compared to 2.50:1 in the comparable period for 2006.

During the three months ended June 30, 2007, the mill processed 1,244,067 tonnes of ore at an average of 13,671 tonnes per day, producing 66,651 ounces of palladium. Over the same period in 2006, the mill processed 1,101,543 tonnes of ore at an average of 12,105 tonnes per day, producing 57,326 ounces of palladium. The average palladium head grade was 2.26 grams per tonne in the second quarter of 2007, compared to 2.22 grams per tonne in the corresponding period of 2006. For the six months ended June 30, 2007, mill production was 2,532,607 tonnes, producing 145,555 ounces of palladium with an average palladium head grade of 2.38 grams per tonne, compared to 2,227,253 tonnes, producing 104,341 ounces of palladium at an average palladium headgrade of 2.00 grams per tonne during the same period last year. In the second quarter of 2007, palladium recoveries were 73.5% as compared to 73.1% in second quarter of 2006, while mill availability in the period improved to 89.9% compared to 83.1%. This improvement in production was achieved despite a number of power outages in May and June caused by lightning strikes, which resulted in unscheduled downtime to the primary crusher and the #1 ball mill. The mill’s results reflect the continual improvement to the throughput and availability by the Company identifying and systematically resolving issues. As reported in the fourth quarter of 2006, a team of dedicated employees at the Lac des Iles site has made improvements to the flotation circuit, implemented proactive preventative maintenance programs, made changes to the mill flow sheet and the reagent mix, and improved the quality of recycled water.

Total production costs for the three months ended June 30, 2007 of $32.4 million increased from the $28.3 million in the prior year, reflecting the full ramp up of underground mine as well as costs associated with unplanned maintenance related to the downtime caused by the lightning strikes described above. For the six months ended June 30, total production costs increased from $52.6 million in 2006 to $65.7 million in 2007, mainly due to the inclusion of the underground mine production costs for the three months ended March 31, 2007, which were capitalized as pre-production costs for the corresponding period in 2006. Unit cash costs1 to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$242 per ounce in the second quarter of 2007 compared to US$219 per ounce in the corresponding period in 2006. The increase in unit cash costs was primarily the result of the increased costs related to the maintenance issues and impact of the strengthening Canadian dollar on both costs and by-product revenue realized. In addition there continues to be upward pressure on the cost of materials, particularly steel, tires (due to the current world supply constraints), power and diesel fuel.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. The Company’s management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible impairment charges.

Non-cash amortization increased to $11.9 million in the second quarter of 2007 compared to $7.5 million in the corresponding period in 2006. The higher amortization is attributable to the 16% increase in palladium production, as well as the adjustment in the mine plan that was effective from the fourth quarter of 2006, and that resulted in an increase in the unit of production amortization rate. For the six months, amortization increased to $23.8 million compared to $11.1 million in 2006 reflecting the 39% increase in palladium production, the aforementioned adjustment in rates, as well as the inclusion in the first quarter 2007 amortization of the underground mine development costs, which commenced commercial production in April 2006.

Exploration expense was $0.8 million in the second quarter of 2007 compared to $2.7 million in the corresponding period last year and $4.0 million for the first six months of 2007, compared to $4.7 million during the same period last year. Included in the 2007 year to date expense is $1.8 million spent on the Arctic Platinum Project (“APP”) as the Company continues its activities in Finland. Costs associated with the APP project are being charged to exploration expense as incurred until it is determined whether the project can be economically developed, at which time they will be capitalized. In addition, the Company continued its exploration of the Offset High Grade Zone (“OHGZ”) at the Lac des Iles mine. Diamond drilling commenced in the second quarter of 2007 and the goal of this program is to provide detailed information as to the metals distribution for the upper portion of the OHGZ. Work continues on the Shebandowan nickel-copper-PGM project and drill results from its Phase II drill campaign were announced in a press release on May 1, 2007. A Technical Report prepared in compliance with the requirements of National Instrument 43-101 will disclose the results of the mineral resource estimate and is expected to be available during the third quarter of 2007.

For the three months ended June 30, 2007, there was a $9.2 million loss from mining operations compared to a $9.1 million loss in the corresponding period of 2006. This loss was mainly attributable to increased production costs for the unplanned maintenance, increased amortization as a result of the increased production and, in particular, the reduction in revenue as a result of the strengthening Canadian dollar, partially offset by the improved production and higher metals prices compared to the second quarter of 2006.

Other income and expense, which includes interest income and expense, accretion expense on the convertible notes and foreign exchange gains and losses, was an expense of $0.3 million in second quarter of 2007 compared to $2.7 million in the corresponding period of 2006. The decrease in 2007 is mainly due to $4.4 million foreign exchange gain which relates primarily to the Company’s US dollar denominated credit facilities and the convertible notes. For the six months ended June 30, 2007, other income and expense was an expense of $6.2 million, compared to $4.1 million in the same period for 2006. The main reason for the year to date increase is the recognition of non-cash accretion expenses of $4.3 million relating to the convertible notes payable in the first quarter of 2007, (2006 – $nil). For the second quarter of 2007, the Company incurred interest expense on long-term debt of $1.2 million compared to $1.4 million in the same period last year. The reduced interest expense in the current quarter is attributable to the reduced borrowings on the long term debt and the favourable exchange impact since most of the long term debt is US dollar denominated. For the six months ended June 30, 2007, interest expense is $2.7 million, an increase from the $2.1 million for the same period in 2006, as a result of the additional interest expense incurred on the convertible notes payable which commenced in April, 2006. To date, this expense has been settled with the issue of common shares (2007 - 183,396 shares issued; 2006 – 43,772 shares issued), pursuant to the convertible note holders’ directions. Interest income in the second quarter of 2007 was $0.2 million and $0.3 million for the six months compared to $0.4 million and $0.5 million for the comparable periods in 2006.

For the three months ended June 30, 2007, the Company reported a net loss of $9.1 million or $0.17 per share compared to net loss of $11.3 million or $0.22 per share for the three months ended June 30, 2006. For the six months ended June 30, 2007 the net loss was $3.6 million compared to a net loss of $15.5 million in the same period last year.

Compared to the first quarter of 2007, revenue declined by $23.9 million. The decrease reflects a combination of lower production volumes (66,651 oz of palladium in Q2 2007 vs. 78,805 oz palladium in Q1 2007), lower commodity prices and the strengthening of the Canadian dollar. Despite the lower production volumes in the second quarter of 2007, the Company has reiterated its year 2007 production target of approximately 290,000 ounces of palladium. The negative mark-to-market adjustment in the second quarter of 2007 was $8.9 million ($2.4 million negative price adjustment and a negative foreign exchange adjustment of $6.5 million) compared to a positive mark-to-market adjustment in the first quarter of 2007 of $8.1 million ($9.1 million positive price adjustments and $1.0 million negative foreign exchange adjustment).

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations1(prior to changes in non-cash working capital) was $12.9 million in the three months ended June 30, 2007, compared to cash used in operations of $1.0 million in 2006. The $13.9 million improvement was mainly attributable to increased production and higher metals prices from palladium, partially offset by the strengthening Canadian dollar and increased costs reflecting the full ramp up of underground mine as well as the costs associated with the unplanned maintenance related to the lightning strikes. For the six months ended June 30, 2007, cash provided by operations(1) was $35.9 million, an improvement of $37.1 million from the prior year when cash used from operations was $1.2 million. This was a result of the improved revenue from all metals as a result of the increased volumes and pricing achieved in the six months ended June 30, 2007, which more than offset the increase in operating costs that arose from the inclusion of expenses related to production from the underground mining operation that commenced commercial production in April 2006. Changes in non-cash working capital required $9.5 million of cash in the three months ended June 30, 2007, as compared to $16.2 million for the corresponding period of 2006. For the six months non-cash working capital required $30.4 million compared to $26.3 million in 2006. Palladium awaiting settlement increased to 142,883 ounces at June 30, 2007 compared to 129,496 ounces at December 31, 2006. The increase in the physical quantities of metal in the concentrate awaiting settlement, combined with the higher prices used to value the concentrate awaiting settlement, offset by the strengthening Canadian dollar resulted in a $16.8 million (20%) increase in the value of concentrate awaiting settlement as at June 30, 2007, compared to December 31, 2006. After allowing for non-cash working capital changes, cash provided by operations was $3.4 million in the three months ended June 30, 2007 compared to cash usage of $17.1 million in the three months ended June 30, 2006 and for the six months ended June 30, 2007, cash provided by operations was $5.5 million, compared to cash usage of $27.6 million in 2006.

As at June 30, 2007 the Company had a liability of $8.9 million (US$8.4 million) from Auramet Trading, LLC, (“Auramet”) under the palladium and platinum advance purchase facility.

On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.0 million. These proceeds will be used to expedite work on the Shebandowan Project.

Investing activities required $4.1 million of cash in the second quarter of 2007, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2007 expansion of the tailings management facilities. This compares with $3.7 million of net investing activities in the same period last year, which was mainly related to the underground mine development. For the six months ended June 30, 2007, investing activities required $8.6 million compared to $11.1 million in the comparable period last year.

The Company’s debt position reduced to $65.6 million at June 30, 2007 compared to $74.9 million at December 31, 2006, due to the repayment of the Kaiser-Francis Oil Company (“Kaiser-Francis”) credit facility from the first advance under the Auramet palladium and platinum advance purchase agreement, as well as scheduled repayments in connection with its long term debt facility. In addition the first two principle payments related to Tranche I of the convertible notes totaling US$7.8 million were made. These payments were settled in a non-cash transaction by the issuance of 983,376 common shares. In addition, the strengthening Canadian dollar resulted in an unrealized foreign exchange gain from revaluation of both the long term debt and the convertible notes at June 30, 2007 of $4.6 million.

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. The interest rate under the loan was the 30-day

(1) Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

LIBOR plus 2.5% per annum. The Company paid a commitment fee of US$37 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to Kaiser-Francis a first priority security interest on the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other change in terms. The Company paid a commitment fee of US$25 for the extension. In accordance with the terms of the Auramet palladium and platinum advance purchase agreement, the first advance received from Auramet on March 7, 2007 was used to repay this loan to Kaiser-Francis.

As at June 30, 2007, the Company had cash of approximately $4.5 million (December 31, 2006 – $3.2 million) and working capital of $64.7 million (December 31, 2006 – $50.8 million). The Company recognized its need for additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement continues to increase and as the lateral development of the underground mine continues. To meet this need, on January 19, 2007 the Company entered into a platinum and palladium advance purchase facility with Auramet Trading, LLC by which the Company may, at its election, receive advance payments not exceeding an aggregate maximum amount of US$25.0 million. The Company is required to pay monthly a commitment fee of 0.5% per annum, on the unused portion of the Auramet facility. As at June 30, 2007, the Company had outstanding advances from Auramet of $8.9 million (US $8.3 million). Metals in settlement of this advance will be delivered in July and August and as at June 30, 2007 the Company had an obligation to deliver 22,000 ounces of palladium and 1,000 ounces of platinum in satisfaction of these outstanding advances. The Company is continuing to review various other financing options.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period
As at June 30, 2007	Total	1 Year	1-3 Years	4-5 Years
(thousands of dollars)
Senior credit facility	$13,434	$6,218	$7,216	$—
Capital lease obligations	4,686	1,835	2,851	—
Convertible notes payable	38,583	29,324	9,259	—
Interest obligations	2,404	1,441	963	—
Operating leases	3,744	1,515	1,876	353
Other purchase obligations	1,911	1,911	—	—
	$64,762	$42,244	$22,165	$353

There are no payments due after five years.

RELATED PARTY TRANSACTIONS

In December 2001, Kaiser-Francis provided a US$20.0 million non-revolving credit facility to finance the Company’s working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest was based on the 30-day LIBOR plus 2.50% and the standby fee is 0.125% per annum. The amount paid to Kaiser-Francis for interest and standby fee on this facility was nil in 2007, compared to $0.6 million in 2006. This facility was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date.

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility was based on the 30-day LIBOR plus 2.5% and the standby fee was 0.125% per annum. This facility was repaid on March 7, 2007. Kaiser-Francis holds approximately 48% of the common shares of the Company.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Isles – Operations and Exploration Activity

The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004. Commercial production from the underground operations commenced on April 1, 2006 and, as of this date, production from the underground operations has been reflected in the operating results of the Company. The development and mining of the underground is proceeding according to plan. As with all new underground operations, the mine has encountered some localized changes in ground conditions, water inflows, etc. However, these have been identified and mitigated so as not to affect safety and current production levels.

The Company continues its exploration of the Offset High Grade Zone (“OHGZ”), located approximately 250 metres to the southeast of the current underground mine at Lac des Iles. Drilling from the exploration drift commenced in the second quarter of 2007. The OHGZ remains open along strike and at depth. On February 23, 2007 an updated mineral resource estimate was completed by Scott Wilson Roscoe Postle Associates Inc. (see press release dated April 2, 2007) comprising the OHGZ and the Roby Footwall Zone. This estimate suggests an indicated mineral resource of 3.24 million tonnes grading 5.45 grams per tonne Pd and an inferred resource of 12.80 million tonnes grading 5.25 grams per tonne Pd calculated at a cut-off grade of 3.6 grams of Pd equivalent per tonne. At this time, no mineral reserve estimates have been made for the OHGZ and, consequently, no decision has been made to extend the current underground mine to the OHGZ and/or build a shaft to access the OHGZ. However, early in the third quarter of 2007, the Company engaged two consulting firms to conduct a Preliminary Economic Assessment of three potential exploitation/operating scenarios for the OHGZ. The Company expects to receive the Preliminary Economic Assessment by the end of 2007.

In the Lac des Iles open pit, management is currently considering the viability of a Phase V pushback of the pit, with a view to extending its mine life. Pursuit of this option would likely require sustained favourable economic conditions during the pushback. The expanded open pit could provide supplemental mill feed for a possible OHGZ underground mine and allow the mine to operate at current production levels for additional years beyond the current planned mine life.

Other Exploration Activity

In addition to the operations and exploration activities around the Lac des Iles mine site, the Company continues to pursue new PGM and nickel-copper opportunities. The Company is party to an option and joint venture agreement with Inco Limited (now CVRD Inco) entitling it to earn a 50% interest in the Haines-Conacher property and the past producing Shebandowan mine (the “Shebandowan Project”). The Shebandowan Project is a nickel-copper-PGM property located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and “D” zones. Preparation of a Technical Report in compliance with National Instrument 43-101 is underway, which will disclose the results of a mineral resource estimate by an independent Qualified Person. Management is confident that it will satisfy the conditions of the earn-in before the end of 2007. The Company is currently assessing the capital expenditure requirements to refurbish its old mill at Lac des Iles to process ore from Shebandowan. The old mill could add up to 2,500 tpd to the milling capacity at the Lac des Iles site.

The Company is also active satisfying the conditions of its 60% earn-in right at the Arctic Platinum Project (“APP”) in Finland (subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company’s interest to 49.9%). In order to earn the 60% interest and become the project operator, the Company must incur US$12.5 million in approved expenditures, complete a feasibility study, make a production decision, and issue Gold Fields approximately 9.2 million common shares (for a 60% interest) on or before August 31, 2008. As at June 30, 2007, the Company has incurred $8.5 million (US$8.0 million) in expenditures on the APP and these costs have been charged as exploration expenses.

Diamond drills were mobilized into the Narkaus area in 2006 to commence exploration and infill drilling on the Siika-Kama, Kuohunki and Nutturalampi targets. Forty-nine holes totaling 8,716 metres were completed and the results from this program were released on October 30, 2006 and on June 1, 2007. Revised resource models have been completed for Suhanko, which was the subject of a previous feasibility study carried out by Gold Fields in 2005. A program of in-fill drilling was completed at the Ahmavaara deposit in 2007 and Phase I results were released July 12, 2007. The results of approximately 12,000 metres of a Phase II drilling program will be released in the third quarter of 2007, following

8

receipt of assay results and completion of the Company’s quality assurance/quality control procedures. The results of the 2007 in-fill drilling programs will be incorporated into an updated mineral resource estimate. The Company expects that the results of the re-scoping study will be disclosed following completion of its due diligence review.

Metals Marketing

Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. For the three months ended June 30, 2007, the Company realized a weighted average cash price of US$356 per ounce on its physical deliveries of palladium into the spot market. The Company expects that palladium prices will continue to be at or near current levels for 2007. The average spot price was US$370 per ounce for the second quarter of 2007 (reaching a high of US$388), compared to an average price of US$346 per ounce for same period last year, with the continuing increase in global demand for palladium. The palladium price has displayed consistent strength over recent quarters, as indicated in the chart below from Johnson Matthey.

Source: Johnson Matthey

For the three months ended June 30, 2007, the Company recorded by-products metals revenue of $22.6 million representing 51% of revenue in the quarter. Of the by-product metals revenue, nickel was $9.3 million or 21% of revenue for the three months ended June 30, 2007.

During 2007 and throughout 2006, the Company sold metal into the spot market. The Company does not currently enter into commodity or foreign exchange hedging arrangements.

MANAGEMENT’S OUTLOOK

There is no apparent pattern of variability or seasonality affecting the Company’s operations. The principal drivers of the Company’s performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

Production for the second quarter of 2007 was 66,651 ounces of palladium with an average palladium head grade of 2.26 grams per tonne, and represents a 16% increase over the previous year’s second quarter production of 57,326 ounces, with a headgrade of 2.22 grams per tonne. This continues the trend of improved volumes and head grade year over year reflecting the impact of the underground mine which has been in commercial production since the second quarter of last year. During the second quarter, the underground mine averaged 2,141 tonnes per day at an average head grade of 5.36 grams per tonne.

The year-over-year production volume increases were achieved despite the impact of power outages in May and June resulting from lightning strikes that produced unscheduled downtime to the primary crusher and #1 ball mill, reducing throughput. The Company has implemented changes in its operating procedures to minimize the risk of damage from further disruptions in electrical supply. Operations were otherwise on target with mill availability for the quarter, averaging approximately 90% compared to 83% in the same period last year. The Company is on course to meeting its year end production target of approximately 290,000 ounces, with a full year of production from the underground mine.

The Company’s intensive core drilling exploration program will continue in 2007, with approximately $15.0 million being allocated to exploration activities. An important component of the exploration program is the continuation of activities on the APP in Finland, with a preliminary scoping study scheduled to be completed by the end of 2007. In addition, the Company continues to focus on the further definition of the OHGZ at Lac des Iles and projects such as the Shebandowan project. A key strategy moving forward will be to continue the pursuit of quality PGM/Ni opportunities.

The Company believes that the surplus pressures of the early 2000’s have abated and that there is evidence to support the view that the palladium market is moving towards more of a demand-driven pricing environment. This is being evidenced by increasing global catalytic demand, fueled by growing low tolerance emission legislation, and technological advances which could exploit pricing differentials between palladium and platinum.

Critical Accounting Policies And Estimates

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

(a) Impairment assessments of long-lived assets

Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, mineral reserve estimates based on assessed geological and engineering analysis, new discoveries, changes in mining methods and production rates, process changes, investments in new equipment and technology, metal prices, estimates of future production costs and other factors. Based on year-end mineral reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

The Company assesses long-lived assets for recoverability on an annual basis. When the carrying value of a long-lived asset is less than its net recoverable value, as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(b) Amortization Of Mining Interests

The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves.

(c) Revenue Recognition

Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company’s metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

(d) Mine Restoration Obligation

Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

(a) Financial Instruments - Recognition and Measurement

In December 2006, the CICA released new Handbook sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, effective for fiscal years beginning on or after October 1, 2007. Section 3862, describes the required disclosures related to the significance of financial instruments on the Company’s financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements handbook sections 3855, “Financial Instruments – Recognition and Measurements”; 3863, “Financial Instruments – Presentation”; and 3865, “Hedges”. Section 3863, establishes standards for presentation of financial instruments and non financial derivatives. This section complements handbook section 3861, “Financial Instruments – Disclosure and Presentation”. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

(b) Capital Disclosures

In December 2006, the CICA released new Handbook section 1535, “Capital Disclosures”, which establishes standards for disclosing information about a Company’s capital and how it is managed, to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. This section will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

OUTSTANDING SHARE DATA

As of August 7th, 2007, there were 55,481,475 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 376,633 common shares of the Company at an average strike price of $9.94.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In the six months ended June 30, 2007, sales of palladium accounted for approximately 47% (June 30, 2006 – approximately 47%) of the Company’s revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company’s products are denominated in United States dollars, whereas the Company’s administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of Canadian dollar relative to the United States dollar has a negative impact on the Company’s revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company’s properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three-year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management’s discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. As at the period ended June 30, 2007, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The effectiveness of these controls is evaluated annually through regular internal reviews. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

INTERNAL CONTROL OVER FINANCIAL REPORTING

As at the period ended June 30, 2007, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

For the Company, as with many other public companies not required to comply under SEC regulations in the United States, the examination of these controls is the first major impact of Sarbanes Oxley regulations as they become adopted in Canada. Historically, we have been confident in our ability to report accurate financial information on a timely basis and we were comfortable that the control environment that existed to enable this reporting was sufficient and appropriate. The real impact of this requirement then is not to change our controls or the control environment but to require us to document the various forms that these controls take and provide a basis for measuring the effectiveness of these controls annually through regular reviews. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission’s website at www.sec.gov.

(1) NON-GAAP MEASURES

This management’s discussion and analysis refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company’s performance assess performance in this way. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following table reconciles these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a) Reconciliation of Cash Cost per Ounce to Financial Statements

Three Months Ended June 30	2007	2006
(thousands of dollars except per ounce amounts)
Production costs including overhead	$32,438	$28,289
Smelter treatment, refining and freight costs	5,733	4,237
	38,171	32,526
Less: by-product metal revenue	(22,638)	(20,578)
	15,533	11,948
Divided by ounces of palladium	60,435	48,977
Cash cost per ounce (C$)	257	244
C$ exchange rate	1.0631	1.1151
Cash cost per ounce (US$)	242	219

(b) Reconciliation of Cash Flow From Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements*

	2007	2006	2007	2006
	Three months ended June 30		Six months ended June 30
Operating Cash Flow	$12,865	$(965)	$35,902	$(1,225)
Changes in Non-cash Working Capital	(9,486)	(16,159)	(30,390)	(26,343)
Cash Provided by Operating Activities	$3,379	$(17,124)	$5,512	$(27,568)

* Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company’s underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.